Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated February 17, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in the Dallas Moring News and the article attached as Exhibit B appeared at www.fivecentnickle.com. The articles were not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publishers of the articles are not affiliated with the Company. The Company made no payment and gave no consideration to either publisher in connection with the publication of the respective article or any other articles published by either publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company. Statements in the article attached as Exhibit B that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Dallas-Fort Worth entrepreneurs find alternative lenders

By SHERYL JEAN / The Dallas Morning News

For many entrepreneurs, it's back to bootstrapping their businesses.

Despite government efforts to increase small-business lending, traditional loans are still tough to get from banks that pulled back in the recession.

A recent survey by the National Small Business Association found that a third of firms can't get adequate financing. Many small-business owners are just treading water. "The situation has become acute," said Jerry White, executive director of Southern Methodist University's Caruth Institute for Entrepreneurship. "I see quite a few people who are just getting by. It takes persistence and a little creativity, but the serious players are figuring out how to survive."

Some Dallas-Fort Worth entrepreneurs are surviving by finding alternative sources of financing. They've used credit cards, found money online, pledged their accounts receivables as loan collateral, tapped their home equity and secured private investments.

Alternative financing isn't for everyone. Some people might not be able to stomach the risk, higher costs and red tape.

For others, it's the only option. Here are a few of their stories.

Online investors

William Bralick found 104 strangers online to lend him $10,000.

Last fall, the chief executive of Irving-based Paladin Logic Ltd. needed a bridge loan while awaiting $25,000 from private investors called angels. He turned to the Lending Club, a Web site that lets individuals lend to each other.

The angel money fell through, but the loan was a lifesaver, Bralick said. Three-year-old Paladin is a software engineering firm with five employees.

"The experience was very good, and it helped us get through some tough times," Bralick said. "I've never been late on a payment. It wasn't that; bank underwriting standards have changed radically."

At 14.25 percent, Bralick's loan was pricier than a Small Business Administration loan but less than a credit card or cash advance, he said.

On LendingClub.com, individuals post an application to borrow up to $25,000 for three years. Lending Club sets a fixed interest rate of 7 percent to 21 percent, and investors bid to fund the loan. Borrowers must meet credit criteria, such as a FICO score of at least 660.

Lending Club investors earn an average annualized return of nearly 10 percent, said CEO Renaud Laplanche.

"I see lots of small businesses whose line of credit has been cut off," Laplanche said.

More than 300,000 members helped increase Lending Club's loans from $16 million in 2008 to $59 million in 2009 as more borrowers sought alternative financing, he said.

Texas securities regulators, who have seen an increase in consumer complaints about online and alternative funding sources, warn consumers to beware.

"Any time an individual exists with a company only on the Internet ... there's certainly the risk of finding someone out there to rip off the average Joe," said Joe Rotunda, enforcement chief for the Texas State Securities Board.

Bralick said he may never go back to banks.

Cash-flow loan

Father-and-son Javed and Christopher Aslam couldn't get their existing banker or other banks to lend them money to help expand their restaurant business.

A business associate suggested they contact GE Capital Franchise Finance, which looks at a company's cash flow as the main repayment source of a loan. The lender ended up making three loans totaling nearly $15 million to the Aslams' company, Tribox, in the last several months.

Last summer, the Aslams secured $12.4 million to buy 14 Jack in the Box restaurants and refinance existing debt. The Aslams, who already owned seven Jack in the Boxes, brought in Yasin Choudry as a partner in the new locations.

"We couldn't have done this deal without them," said Christopher Aslam, who at 16 mopped floors at the business his father started in 1988. "Even our banker said it's a pretty sweet deal."

The loan took six months and carried stricter terms, but it allowed for early repayment and had a lower interest rate than the previous loan, he said.

"GE is more selective on the franchise restaurant brands it lends to, given that casual dining has been under stress for a couple of years now," said Trey Brown, senior managing director for GE Capital Franchise Finance. "Jack in the Box has outperformed rivals."

Brown liked Tribox's steady growth and increasing same-store sales and operating income. Revenue was not available for Tribox's restaurants, which are mostly in the Dallas area and employ 550 people.

In December, GE Capital lent Tribox $1 million to buy real estate, and last month, it extended $1.6 million so it could build a Jack in the Box in Dallas.

"It's really the only way to go," Christopher Aslam said. "I don't see banks loosening up for a while."

Federal grant

When seeking financing last year, Janet Capua and her son Carlo Capua had an uphill battle as first-time borrowers for a start-up restaurant.

Few banks are lending to start-ups these days.

In early 2008, Carlo Capua returned to Texas after teaching English overseas for 10 years, and his mother, a dental hygienist for 40 years, lost her job.

They decided to start a catering business that May, using a commercial kitchen at Samaritan House, a shelter for HIV-positive people in Fort Worth.

When cafe space became available last year in the Fort Worth Community Arts Center, they decided to go for it.

The Capuas asked Southwest Bank in Fort Worth for a loan to buy equipment for Z's Cafe. The Z stands for Janet's maiden name, Zito.

"Banks aren't as interested in doing something with a restaurant because historically banks have had losses with restaurants," said Southwest senior vice president Charleen Goldston. "If it's a start-up or business without a history, that's going to be difficult."

Southwest found an economic development loan and accompanying grant through the Federal Home Loan Bank for Z's Cafe. Southwest would not have made a loan otherwise, Goldston said.

The $20,000 loan and $3,000 grant were partly based on Z's Cafe hiring of Samaritan House residents. The Capuas also had to pitch in 15 percent equity.

"We had no idea this grant existed," Carlo Capua said. "Without Southwest Bank's help, I don't think the business would have gotten off the ground."

Year-old Z's Cafe's chicken salad sandwich already has a following, and the business is flirting with the break-even point.

Exhibit B

More on Lending Club's Reduced Interest Rates

Written by Nickel -

As a followup to yesterday's post about Lending Club reducing their rates for borrowers, I reached out to Rob Garcia, who is the Senior Director of Product Strategy at Lending Club. Here's what he had to say:

As you know, we constantly monitor our marketplace to provide better rates to borrowers and great returns to investors. We keep an eye on our own market dynamics as well as the overall economy trends.

This time, we observed that defaults continue to trend lower, which gave us the opportunity to decrease rates to borrowers while preserving investors' net returns (rate minus defaults & fees). Also, lower interest rates help attract higher quality borrowers, leading to less defaults, so it is a virtuous circle.

So there you have it... Lending Club has been able to drop their rates because borrowers have been behaving themselves. It'll be interesting to see how the "virtuous circle" plays out in the coming months.